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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

        Intertape Polymer Group Inc. Announces Stock Repurchase Program

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

December 21, 2001                By: /s/ Andrew Archibald
                                 -----------------------------------
                                 Andrew Archibald
                                 Chief Financial Officer
                                 Intertape Polymer Group Inc.
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December 21, 2001                                              NYSE SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP

                          INTERTAPE POLYMER GROUP INC.
                                    ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Montreal, Quebec, Canada, December 21, 2001 -- Intertape Polymer Group Inc. (NYSE & TSE: ITP) announced today that its Board of Directors authorized to repurchase some of its common shares outstanding on the Toronto Stock Exchange
(TSE) and the New York Stock Exchange (NYSE), beginning December 27, 2001. The normal course issuer bid is subject to regulatory approval.

Under the bid, Intertape may purchase for cancellation up to 1,424,686 common shares. Intertape currently has 28,493,735 common shares presently outstanding and therefore this would represent approximately 5% of today's outstanding common shares. These purchases shall be made in accordance with applicable regulations over a maximum period of 12 months beginning on December 27, 2001 and ending on December 26, 2002. The Corporation has purchased 336,000 common shares under a normal course issuer bid within the past 12 months.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated: "We believe that the purchase by Intertape of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand. Depending on market conditions, any purchases made will be made on that basis."

Intertape Polymer Group Inc. develops, manufacturers and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in North American and European locations.

Certain statements and information set forth in this release, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, Performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the Company's ability to successfully complete negotiations with its lenders; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION CONTACT:  Melbourne F. Yull
                                  Chairman and Chief Executive Officer

                                  Intertape Polymer Group Inc.
                                  Tel: (514) 731-0731
                                  E-mail: itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com